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...D REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McFarland Dewey Securities Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 2650
(No. and Street)

New York	New York	10170-2699
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan R. McFarland 212-916-7462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan R. McFarland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McFarland Dewey Securities Co., L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McFARLAND DEWEY SECURITIES CO., L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

McFARLAND DEWEY SECURITIES CO., L.P.

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Partners of
McFarland Dewey Securities Co., L.P.

We have audited the accompanying statement of financial condition of McFarland Dewey Securities Co., L.P. (the "Partnership") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McFarland Dewey Securities Co., L.P. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 7, 2005

655 Third Avenue ◦ 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

McFARLAND DEWEY SECURITIES CO., L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 25,146	
Accounts and accrued interest receivable	6,327	
Securities owned, at fair value	38,674	
Refundable income taxes	16,000	
TOTAL ASSETS		$ 86,147

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses	$ 7,332	
TOTAL LIABILITIES		$ 7,332
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL		
General Partner	78,715	
Limited Partner	100	
TOTAL PARTNERS' CAPITAL		78,815
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$ 86,147

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business

McFarland Dewey Securities Co., L.P. (the "Partnership") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Partnership was formed on July 1, 1989 as a limited partnership under the laws of the State of Delaware for the purpose of engaging in the business of broker and dealer activities, principally as a financial advisor in the private placement of securities.

Securities Transactions

Securities owned, which consist of stock and warrants, are not readily marketable securities that are valued at fair value as determined by management.

Income Taxes

As a Partnership, income or loss from the Partnership's activities is allocated among the partners based on their respective profit percentages, pursuant to the Partnership's operating agreement. No liability has been reflected for federal and state income taxes, since such taxes, if any, accrue to the partners. Refundable income taxes represent prepayments made towards New York City Unincorporated Business tax which are expected to be refunded.

Use of Estimates in the Financial Statement

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

NOTE 2 - Major Client Agreement

During 2004, in connection with the consummation of a financing transaction with one of its clients, AmerAlia, Inc. ("AmerAlia"), the Partnership received a promissory note with a face value of $250,000, 112,500 of warrants to purchase AmerAlia common stock at an exercise price of $1.00 per share with a five-year exercise period and 188,992 shares of AmerAlia restricted common stock. The promissory note is due in full on September 30, 2005 and bears interest at a rate of 10% per annum. The Partnership also recorded accrued interest receivable of $6,302 at December 31, 2004 related to the promissory note.

NOTE 2 - Major Client Agreement, continued

Based upon the low trading volume of AmerAlia and various marketability discount factors as determined by management, the Partnership determined the fair value of the promissory note to be $100,000, the fair value of the warrants to be $788 and the fair value of the restricted stock to be $30,719 at December 31, 2004. In addition, on December 31, 2004, the Partnership distributed the promissory note to McFarland Dewey & Co., LLC (the "General Partner") and assigned the related accrued consulting fee of $62,500 to the General Partner.

NOTE 3 - Securities Owned, at Fair Value

Securities owned, at fair value, at December 31, 2004 consist of the following:

AmerAlia common stock - 24,252 shares	$ 7,167
AmerAlia restricted common stock - 188,992 shares	30,719
AmerAlia - 112,500 warrants to purchase Ameralia common stock	788
	$ 38,674

NOTE 4 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital of $24,116 was $19,116 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.30 to 1 at December 31, 2004.